SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                             SYMPHONIX DEVICES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   871951 109
                                 (CUSIP Number)

                                   Roger Radke
                       Siemens Audiologische Technik GmbH
                               Gebbertstrasse 125
                                D-91058 Erlangen
                               Federal Republic Of
                                     Germany
                               011-49-9131-308-200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                             Kenneth R. Meyers, Esq.
                               Siemens Corporation
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 258-4000

                               September 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

                              (Page 1 of __ Pages)

CUSIP No. [CUSIP]                    13D                   Page    of    Pages
871951 109

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Siemens Audiologische Technik GmbH

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,026,062

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,026,062

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,026,062

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No. [CUSIP]                    13D                   Page    of    Pages
871951 109


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Siemens Aktiengesellschaft
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,026,062

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,026,062

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,026,062

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

Item 1. Identity and Background

     The directors and executive officers of Siemens Audiologische Technik GmbH "SAT" and Siemens A.G. are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

     i.   name;

     ii.  business address (or residence address where indicated);

     iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     iv.  citizenship.

     During the last five years, neither SAT, Siemens A.G., nor any person named in Schedule I or II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2. Source and Amount of Funds or Other Consideration

     The aggregate amount of funds used by SAT to purchase the shares of Common Stock as described in Item 4 hereof was $5,000,000. SAT used funds from its working capital to make the purchase.

Item 3. Purpose of Transaction

     On September 21, 2000, pursuant to the Common Stock Purchase Agreement, dated November 30, 1999 (the "Purchase Agreement") between SAT and the Issuer, SAT purchased 1,026,062 shares of Common Stock for $5,000,000, or $4.873 per share, in addition to the 1,000,000 shares of Common Stock previously purchased by SAT pursuant to the Purchase Agreement. Under the

Purchase Agreement, SAT was obligated to purchase additional shares of Common Stock in the event that, on or prior to April 30, 2001, the Issuer received premarket approval from the United States Food and Drug Administration (the "FDA") for the Issuer's Vibrant P and Vibrant D soundbridges. In such event, SAT was obligated to purchase from the Issuer, for the aggregate price of $5,000,000, the number of additional shares of Common Stock determined by dividing $5,000,000 by the number equal to the average of the closing sales price of the Common Stock for the forty trading days immediately preceding the public announcement of FDA premarket approval for the Vibrant P and Vibrant D soundbridges. On August 31, 2000, the Issuer publicly announced the premarket approval by the FDA for the Vibrant P and Vibrant D soundbridges.

     SAT purchased the Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

Item 4. Interest in Securities of the Issuer

     SAT purchased 1,026,062 newly-issued shares of Common Stock from the issuer on September 21, 2000 for an aggregate purchase price of $5,000,000, in addition to the 1,000,000 shares of Common Stock already owned by SAT. The Issuer has advised Siemens that as of September 21, 2000 there were 14,458,832 shares of Common Stock outstanding, including the 1,026,062 shares issued to SAT on September 21, 2000. Based on that information, SAT owns approximately 14.0% of the issued and outstanding shares of Common Stock. Except as described herein, neither SAT, Siemens A.G. nor any other person referred to in Schedules I and II attached hereto has acquired or disposed of any shares of Common Stock during the past sixty days.

     SAT has the sole right to vote or direct the vote and dispose or direct the disposition of all the shares of Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock. Siemens A.G. through its ownership of SAT, may be able to influence decisions concerning the exercise of such power.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


September 28, 2000                        SIEMENS AUDIOLOGISCHE TECHNIK GmbH


                                          By:   /s/ DR. ROGER RADKE
                                                -------------------------------
                                          Name:     Dr. Roger Radke

                                          Title:    Managing Director


                                          By:   /s/ REIMAR FRIEDRICH
                                                -------------------------------
                                          Name:     Reimar Friedrich

                                          Title:    Managing Director


                                          SIEMENS AKTIENGESELLSCHAFT


                                          By:   /s/ GOETZ STEINHARDT
                                                -------------------------------
                                          Name:     Goetz Steinhardt

                                          Title:    Vice President
                                                    Medical Engineering Group


                                          By:   /s/ DR. WOLFGANG MUELLER-HUSCHKE
                                                 -------------------------------
                                          Name:     Dr. Wolfgang Mueller-Huschke

                                          Title:    Corporate Legal Counsel

                                   SCHEDULE I

The name and position of the executive officers and members of the board of directors of Siemens Audiologische Technik GmbH are set forth below. Unless otherwise noted, each of these persons is a citizen of the Federal Republic of Germany.

Name and Citizenship       Position with SAT and Principal Occupation     Business Address
--------------------       ------------------------------------------     ----------------
Dr. Klaus Kleinfeld         Member of Management Board of SAT;            Henkestrasse 127
                            Member of Management Board of                 D-91052 Erlangen
                            Medical Engineering Group of Siemens          Federal Republic of Germany
                            AG

Mr. Gotz Steinhardt         Member of Management Board of SAT;            Henkestrasse 127
                            Member of Management Board of                 D-91052 Erlangen
                            Medical Engineering Group of Siemens          Federal Republic of Germany
                            AG

Mr. Karl Heinz Midunsky     Member of Management Board of SAT;            Wittelsbacherplatz 2
                            Head of Corporate Department                  D-80333 Munich
                            "Financing, Companies and Risk                Federal Republic of Germany
                            Transfer" of Siemens AG

Dr. Roger Radke             Managing Director of SAT                      Gebbertstrasse 125
                                                                          D-91058 Erlangen
                                                                          Federal Republic of Germany

Mr. Raimar Friedrich        Managing Director of SAT                      Gebbertstrasse 125
                                                                          D-91058 Erlangen
                                                                          Federal Republic of Germany

Mr. Herbert Wolf            Officer, Head of Research and                 Gebbertstrasse 125
                            Development of SAT                            D-91058 Erlangen
                                                                          Federal Republic of Germany

                                   Schedule II


     The name and position of each of the executive officers and members of the Managing Board of Directors of Siemens A.G. are set forth below. Each of these persons is a Member of the Managing Board of Directors of Siemens AG and each of these persons is a citizen of the Federal Republic of Germany.


                             Position  with Siemens A.G. and  Principal
Name                         Occupation                                       Business Address
----                         ----------                                       ----------------
Dr. Heinrich von Pierer      President and CEO,                               Wittelsbacherplatz 2
                             Head of Corporate Planning and Development       D-80333 Munich
                             Department                                       Federal Republic of
                                                                              Germany

Dr. Volker Jung              Special Responsibilities:                        Wittelsbacherplatz 2
                             Components, Information and                      D-80333 Munich
                             Communications  Business Segments,               Federal Republic of
                             Regions Africa, Middle East, C.I.S.              Germany

Mr. Roland Koch              Head of Information and Communication            Hofmannstrasse 51
                             Networks Group                                   D-81359 Munich
                                                                              Federal Republic of
                                                                              Germany

Dr. Edward G. Krubasik       Special Responsibilities:                        Werner-von-Siemens-Strasse
                             Industry  and Transportation Business            50
                             Segments                                         D-91052 Erlangen
                                                                              Federal Republic of
                                                                              Germany

Rudi Lamprecht               Group President of the Information and           Hofmannstrasse 51
                             Communication Mobile Division of                 D-81359 Munich
                             Siemens AG                                       Federal Republic of Germany

Mr. Heinz Joachim Neuburger  Chief Financial Officer                          Wittelsbacherplatz 2
                             Head of Corporate Finance Department,            D-80333 Munich
                             Special Responsibilities:                        Federal Republic of
                             Financial Services                               Germany

Prof. Peter Pribilla         Head of Corporate Human Resources                Wittelsbacherplatz 2
                             Department,                                      D-80333 Munich
                             Special Responsibilities: Region the             Federal Republic of
                             Americas                                         Germany

                             Position  with Siemens A.G. and  Principal
Name                         Occupation                                       Business Address
----                         ----------                                       ----------------
Mr. Jurgen Radomski          Special Responsibilities:                        Werner-von-Siemens-Strasse 50
                             Health Care and Lightning Business               D-91052 Erlangen
                             Segments,                                        Federal Republic of
                             Region Europe                                    Germany


Dr. Uriel J. Sharef          Special responsibilities:                        Werner-von-Siemens-Strasse 50
                             Power Generation Group                           D-91052 Erlangen
                             Power Transmission and Distribution              Federal Republic of Germany
                             Group; Economic Region: South and
                             Central America

Dr. Claus Weyrich            Head of Corporate Technology Department          Otto-Hahn-Ring 6
                                                                              D-81739 Munich
                                                                              Federal Republic of
                                                                              Germany

Dr. Gunther Wilhelm          Special Responsibilities:                        Werner-von-Siemens-Strasse 50
                             Energy Business Segments,                        D-91052 Erlangen
                             Regions Asia, Australia                          Federal Republic of
                                                                              Germany


Dr. Klaus Wucherer           Head of Automation and Drives Group              Gleiwitzerstrasse 555
                                                                              D-90475 Nuremberg
                                                                              Federal Republic of
                                                                              Germany